

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Dr. Stewart Jackson
President and Chief Executive Officer
Denarii Resources Inc.
711 South Carson Street, Suite #4
Carson City, NV 89701

> **Re: Denarii Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2010**
> **Filed June 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 26, 2010**
> **Response Letter Dated November 1, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed November 1, 2010**
> **File No. 000-53389**

Dear Dr. Jackson:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Financial Statements, page 17

1.   Please amend your filing to include a report from your independent registered public accounting firm. Refer to Rule 8-02 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

2.   The cover page of your filing does not appear to contain all the required disclosures and check boxes. Please confirm your future filings will include all the information required by Form 10-Q.

Engineering Comments on Form 10-K for Fiscal Year Ended December 31, 2009

3.   We note your response to comments 4 through 8 stating you have terminated the purchase agreement for the Lota Bay Coal Concession and that further disclosure in your 2009 filing is not necessary. Please provide the requested information regarding your other properties or holdings, such as your McNab Molybdenum property, in your amended filing.

Closing Comments

        You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

                                Sincerely,

                                Mark C. Shannon
                                Branch Chief